                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                        STERLING ELECTRONIC COMMERCE CO.
                      ------------------------------------
                 (Name of Small Business Issuer in its charter)

                NEVADA                                         88-0472395
    ----------------------------------                     ----------------
      (State or other jurisdiction                         (I.R.S. Employer
    of incorporation or organization)                     Identification No.)

                   435 Aspen Drive, #8, Park City, Utah 84098
                  --------------------------------------------
                    (Address of principal executive offices)

                    Issuer's Telephone Number: (702) 947-4877

Securities to be registered pursuant to Section 12(b) of the Act.

                  None

Securities to be registered pursuant to Section 12(g) of the Act.

                  Common, Voting Stock

                                     Part 1

ITEM 1.  DESCRIPTION OF BUSINESS

Sterling Electronic Commerce Co. (we may refer to ourselves in this document as
"Sterling," "the Company," "we," "us," etc.) was incorporated in the State of
Nevada on April 5, 1999, for the purpose of engaging in the business of an
Internet connection services reseller. Our initial plan was to purchase Internet dial-up access from existing service providers under contracts that would guarantee a billing rate for six or twelve-month periods, then build marketing promotions for related products and services around an offer of "free Internet."
with purchase. As we developed our business plan, however, we become increasingly concerned about the rapid evolution of the ISP industry (that is,
Internet Service Providers, also called "dial-up" services, for connecting to the Internet from a home or office computer) and the proliferation of competition. Because of the rapid growth of Internet usage and the lack of barriers to entry into the business, the number of providers was growing exponentially, and retail prices for the services were dropping rapidly, squeezing profit margins. Promotion programs such as we proposed to create became commonplace, and a few ISPs even began to give away the service for free, just to get users to their portals which were actually funded by advertising dollars rather than user fees.

Meanwhile, "broadband" Internet access was becoming increasing available and affordable, offering new possibilities for categories of online content, rich in video and audio formats, that were simply not practical to deliver over the slower modem connections. We shifted our focus from "access providers" to
"content provider," and are now pursuing a strategy of content purveyors to consumer, business and academic users. See "Business Strategy" following.

The Company is, and since its inception has been, a development stage company.

Sterling has not filed bankruptcy, been in receivership, or been involved in any similar proceedings. We have not been involved in a purchase or sale of a significant amount of our assets, whether or not in the ordinary course of business. We have had no sales or revenues, and we currently have no products or services ready to sell. Accordingly, there is no backlog of orders, nor dependence on any one or few large customers. The Company is not subject to any industry-specific government regulation, nor do we need government approval for any of our operations. We have made no significant expenditures on research and development during the most recent fiscal year or interim period.

We maintain offices at 435 Aspen Drive, #8 Park City, Utah 84098

BUSINESS STRATEGY

We plan to capitalize on the expanding availability of broadband Internet access and the popularity of the World Wide Web (or "web," the multimedia-enabled portion of the Internet) through a website designed to deliver a variety of content in all types of media, including sound clips, video clips, high resolution graphics, Flash media, and Shockwave programs, among others. The site will offer materials both from the public domain and licensed from the rights-holders, covering virtually every subject from world history to cellular biology to "cult" cinematic films and "how-to" videos. A searchable keyword list will help users to identify and retrieve specific items of interest, while exhaustive catalogs will permit casual browsing. Thus, a user could call up an audio clip of FDR's "day of infamy" address on December 7, 1941, or a manual showing how to replace a carburetor on a 1956 Chevy, or perhaps a travel guide for people traveling to the Middle East on business.

We are currently investigating various programming options in several categories. Our idea is not to compete directly with subscription television or cable / satellite audio, but to offer convenient access to the types of programs people might seek in response to a particular need. We expect that it will take some considerable time and money to assemble sufficient material to make our website a useful media resource for most users. Initially, we will concentrate on developing the search engine functionality and operate primarily as a
"linking" site. This will involve combing the "web" for content that we will include in our catalogs and index in our search engine, but not physically store on our web servers. This approach will keep costs down while we establish and fine-tune the concept, but will also limit our revenue potential until we can forge partnering relationships and exclusivity agreements with the owners of the content.

As we build our user and resource bases, we will seek to acquire rights to specific content that we can deliver from our own servers. We have not yet determined the costs of any royalties or licenses related to providing copyrighted programs from our own servers, or in what manner we will charge our user to download it or to access it online. We expect, but have not yet determined, that our ultimate strategy will comprise perhaps several distinct pricing schemes, depending on the nature of the content and its cost to us:

     o    Free access to materials that are in the public domain or that we can acquire at a low cost. Naturally, users of this material will expect to see advertising messages as well;

     o    An assortment of copyrighted materials, any or all of which could be accessed by the user at any time for a monthly or annual subscription fee;

     o    Content available for download on a "pay-per-download" basis; and

     o    Premium content available for viewing online only on a "pay-per-view"
          basis.

We hope, but cannot be assured, that we will benefit from the many years experience of our President, Mr. Russel Heaton, to permit us to find and negotiate programming contracts for the Company. To date, we have not secured any such contracts or agreements.

THE MARKET

The Internet has been called one of the most significant developments of the modern age, literally transforming the way millions of people accomplish thousands of tasks from maintaining appointment calendars to buying pet food, from communication to research. Among other things, it has evolved as a kind of gargantuan library, where search engines make information and resources on almost any subject instantly available.

The Internet began as a text-based medium, whereby a user could send textual messages to anyone connected to the network. The system worked sort of like a high-speed teletype. However, to search for a specific user or particular content required some specialized skills and knowledge. In the past seven years or so, the World Wide Web, a sort of subset of the Internet, has evolved in a dramatic way, making possible the delivery of far richer content including graphics, audio, animation, and, perhaps most importantly, interactivity. The
Web has opened up new possibilities for both users and suppliers of content, which in turn stimulated a torrent of new activity by both. Today, the Internet
(and especially the World Wide Web) is as ingrained in our daily lives and culture as telephones and automobiles.

A limiting factor in the expansion of available Web content has been
"bandwidth," or the speed at which data can be transferred between the computers hosting the content, and the computers accessing it. Although the Web infrastructure (that is, the lines connecting the principle hubs on the network)
can carry vast amounts of data very quickly, individual users accessing the
Internet have been limited to the much slower data transfer rates available over conventional analog phone lines and modems. As technology has advanced, modems have become faster, but the phone lines themselves, and their switching apparatus, still limit transfer rates to about fifty-three thousand bits per second. At that speed, a 5-minute, medium-resolution video clip can take hours to download, which is simply too long to expect the user to wait while looking at a blank or static screen.

The development of "streaming" technologies, such as RealMedia's player and
Macromedia's Shockwave, have somewhat bridged the gap from simple text and graphics to multimedia. Streaming uses a "cache" of buffer on the user's computer to store several seconds of the clip, which will then begin to play and continue playing as the remainder of the clip downloads. Streaming thus reduces drastically the amount of time the user waits to view the content. While streaming technologies represent a great advance in the delivery of multimedia content over the Web, they are less than perfect. Frequently, streaming media will freeze momentarily or "hiccup," and transmission errors can cause the stream to abort. Because the media is not downloaded to the user's computer, aborting means starting over again from the beginning.

Similarly, the development of new file compression protocols, such as MPEG and
MP3, have made it possible to pack more media into a smaller file size, which translates into more information being transferred in the same time over a phone line than is possible with un-compressed files. Although these advances are important, there is a practical limit beyond which files cannot be further reduced in size by compression without loss of data.

Probably the most important recent technological development, in terms of delivering multimedia content to a mass market, has been the proliferation of
"broadband" Internet connectivity. Broadband technologies permit faster connections for the individual user, meaning that it becomes practical to download and view media that comes in larger file sizes, especially video and audio files. The term broadband is an umbrella term that covers a range of technologies, including Satellite, DSL, Cable, ISDN, and T-1 that are becoming widely available nationwide, and not only in metropolitan areas.

According to the Nielsen ratings service, 163.8 million users access the
Internet from home an average of 3 hours and 13 minutes per week. Another 40.6 million access the Internet from work an average of 5 hours and 40 minutes per week. In January 2001, Excite@Home, a provider of residential and commercial broadband services, released results of a study it had conducted showing that broadband users are more highly educated, earn more money and have more Internet experience than their counterparts who use telephone line dial-up services. The study further showed that broadband is entering the mainstream of Internet users, as evidenced by a decline in the average annual income of their subscribers. Since broadband connections typically cost the user two or more times the cost of the slower 56Kbps modem connections, one implication of this trend may likely be that users value the richer content that can be accessed over broadband connections, and are willing to pay for it.

Digitrends.net, a compiler and disseminator of statistical data on Internet usage, recently predicted that "a boom will occur" in broadband usage between
2002 and 2005, by which time the services will be "mainstream" with "more than
28 million households" having high-speed connections. That company further predicts that broadband connectivity in the workplace will double in the same time period, from 24 million last year to 55 million by the year 2005. (Source:
Digitrends.net, 225 S. Sepulveda Blvd., Suite 360, Manhattan Beach, CA 90266)

We have not yet developed a marketing plan, as the plan will depend largely on our decisions as to precisely how we will package and price our offerings.
Generally, though, most Web content providers generate revenues by one or more of the following methods:

     o    Sales of Advertising. This method is often used by web businesses that generate a high volume of "traffic" (that is, many daily visitors to the site). The user is allowed to browse the content freely, but is subjected to advertising messages that automatically intrude into her browsing experience. Typically, special software tracks how may visitors were exposed to the ad, and the advertiser pays a "per impression" rate.

     o    Page sponsorships. This is another form of advertising, but typically the advertiser will pay a flat fee for being the only advertiser on a page. Often, the content of the page will relate closely to the advertiser's business, and the text will contain links to the advertiser's products or services.

     o    User fees. Here, the user is given a description of the content, but to access it must first enter a payment method (e.g., a credit card number). Some sites bill the user access fees monthly or quarterly in advance for a body of content, then give the user a password for unlimited access during the term of his subscription.

We expect, but have not yet determined, that we will use all three of the foregoing payment methods, depending upon factors such as the nature and the cost to us of the particular content, its exclusivity, user demand and perhaps other factors.

Once our commerce model is in place, the task that will remain is to publicize the site and its benefits, and to induce people to use it. This can be a difficult challenge, given the millions of websites vying for the user's attention. Many Internet-based businesses find marketing and promotion to be their single greatest expense item, and still fail to generate sufficient traffic to operate profitably. We intend to study this aspect of our planning intensely, and will likely experiment with various marketing avenues in an effort to find the most effective formula.

COMPETITION

It is difficult at this stage of our development to anticipate who the main competitors for our customers will be, for a couple of reasons:

     o    The market for delivery of information and programming via the World
          Wide Web is large, highly dispersed and not at all defined.

     o    It is not possible for us to identify a single market or `market segment' encompassing the companies that would be competing for our customers, since many and varied companies deliver similar content in a variety of formats.

     o    The technology is still evolving, and the available technologies will determine as much as consumer demand what forms the content purveyors will take, and what schemes will be used to sell and deliver the content.

Certainly our competition will include start-up companies with far greater resources than ours, as well as the media giants of today shifting focus to capture a share of this emerging market. We believe that notwithstanding the abundance of competition, the market is new enough and potentially large enough to accommodate a large number of purveyors. Further, because our niche will be as a "compiler and disseminator" and not a producer of content, many of the larger companies which could potentially be our competitors may in fact become our suppliers or strategic partners.

REPORTS TO SECURITY HOLDERS

On the effective date of this registration statement, we will become a
"reporting company" under the Securities Exchange Act of 1934, and will be subject to all of the rules and requirements applicable to reporting companies.
These requirements include at a minimum the obligation to file periodic reports with the Securities and Exchange Commission, including an audited financial statement within ninety days of our fiscal year-end, and unaudited financial statements within forty-five days of the end of each interim fiscal quarter. We will also be required to file Current Reports on Form 8-K with respect to certain developments, including such occurrences as a change of our certifying accountants, acquiring or disposing of a significant amount of assets, or a change of voting control. We will file these reports electronically on the SEC's
Electronic Data Gathering, Analysis and Retrieval system ("E.D.G.A.R."), and they can be viewed by the general public via the SEC's website at
http://www.sec.gov, or printed copies can be obtained by contacting the Company.

These reporting requirements will represent a continuing burden on the Company's cash and management resources whether or not we succeed in our business plan.
Officers of the Company are prepared to bear the financial burden of these filings for an indefinite period until the Company can raise working capital, but may not be able or willing to do so for any minimum period of time. Should we become unable to file our required reports, we may be forced to file to become a non-reporting company, in which case we will lose the benefits we sought to gain by becoming a reporting company. In such event, however, it is our intention to continue to provided unaudited annual reports to our shareholders.

INVESTMENT RISKS ASSOCIATED WITH OUR COMPANY

We have no meaningful operating history. We have been in the development stage since inception, and have not yet produced revenues or income from business operations. There is no clear basis for judging our viability as a business enterprise, or our management's ability to develop the company to profitability.

We do not yet have a well-developed business plan. While we have identified what we believe to be a viable business opportunity, we have not yet developed a complete business plan on which to proceed. We are continuing to study market trends and technologies, consider marketing strategies, and explore programming options. There is no assurance that we will successfully implement any plan we ultimately develop.

Our business model has not been proven viable. Even when we have fully-developed and begun to implement our business plan, we will be proceeding on the basis of unproven assumptions about many aspects of our strategy, such as the continuation of growth in demand for and availability of broadband services, the demand for the type of content we intend to deliver, and the willingness of users to pay us an adequate price to receive the content. To our knowledge, no company has yet succeeded in developing a business very similar to the one we propose to undertake, so we have neither a model from which to learn, nor an example of a company that has succeeded in a business such as ours. Thus, there is considerable uncertainty as to our prospects for success.

Our management has limited experience in Internet commerce. While our management has general business and management experience, and some specialized knowledge and experience in the entertainment industry and in marketing, none of our current management has significant experience managing a business that provides products or services via the Internet and the World Wide Web. Accordingly, our
success will depend in large part on our ability to recruit or to contract individuals with specialized skills and knowledge relating to Internet-centered marketing and commerce. There is no assurance that we will be successful in recruiting and retaining such specialists, which makes our prospects for success very uncertain.

We will have to raise additional capital to pursue our business objectives. We will not know what our near- and long-term cash requirement will be until we've completed our business planning, but it is almost certain that we will have to raise additional capital within the next 12 months in order to proceed with the development of our business. We will most likely sell shares of our stock to raise the needed capital, and any such sales will "dilute," or reduce the proportionate ownership of, existing shareholders. At this time, we have no arrangements with any underwriters for the placement of our shares, nor commitments from any person to invest in the Company. There is no assurance that we will be successful in raising sufficient capital to implement our business plan or to develop the business to profitability.

Evolving technologies may force us to alter or abandon plans, or may render our equipment or software obsolete. New technologies are being developed and deployed at a rapid rate. It is possible that as time goes on, changes in such technologies as Internet connectivity, computer processors, and file compression schemes will require us to make costly changes in our strategy or additional investments in equipment and software in order to adapt and remain competitive.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The Company is, and has been since its inception in 1999, a development stage company with no significant business operations. We are filing this registration statement voluntarily in order to become a "reporting" company subject to the periodic reporting requirements of the Securities Exchange Act of 1934.
Complying with the reporting requirements of the Act will impose a financial burden on the Company and a time burden on Management; however, we believe the burden will be minimal until the level of our business activity increases significantly, and that benefits will accrue to us that will justify the burdens of reporting. Specifically, we hope to be able use our company stock to purchase goods and services we will use in developing our business, and perhaps to acquire existing operating enterprises. We also hope and expect that our status as a reporting company will facilitate capital formation for us. We cannot be certain, however, that any of these benefits will be realized.

Our cash resources have been substantially depleted, and our officers are bearing various expenses on behalf of the Company, none of which have so far been deemed to be reimbursable by us. We expect to raise some operating capital through a private placement of our securities within the next year, although the amount, terms and date of commencement of the offering have not yet been determined. When we sell new stock, the proportionate ownership interests of existing shareholders will be reduced (commonly called "dilution.")

We have no current plans to purchase or sell any significant assets, make any expenditures for product research and development, or change the number of employees or the nature of their relationships to the Company.

ITEM 3.  DESCRIPTION OF PROPERTY

We do not own or lease any property. The Company maintains an office at 435
Aspen Drive, #8, Park City, Utah 84098, in shared space provided by an officer of the Company without cost to us.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The Company is aware of only one (1) group being the beneficial owner of more than five (5) percent of any class of our securities:

===================================================================================================
                          Name and Address           Amount and Nature of
 Title of Class         of Beneficial Owner          Beneficial Ownership       Percent of Class
---------------------------------------------------------------------------------------------------
 COMMON STOCK           Amy L. Clayton, Esq.               1,250,000                 47.9%
                        435 Aspen Drive, #8
                        Park City, Utah 84098
==================================================================================================

The following are all of the officers and directors of the issuer who are beneficial owners of the issuer's securities:

===============================================================================================
                            Name and Address           Amount and Nature of
   Title of Class          of Beneficial Owner         Beneficial Ownership    Percent of Class
-----------------------------------------------------------------------------------------------
COMMON STOCK           Russel Heaton                         250,000                9.6%
                       2196 East Littlecloud Cir
                       Sandy, Utah 84093
---------------------- ------------------------------ ----------------------- -----------------
COMMON STOCK           Floyd Robertson                       250,000                9.6%
                       435 Aspen Drive, #8
                       Park City, Utah 84098
---------------------- ------------------------------ ----------------------- -----------------
COMMON STOCK           LouAnne Robertson                       1,000
                       435 Aspen Drive, #8                                          <0.1%
                       Park City, Utah 84098
---------------------- ------------------------------ ----------------------- -----------------
COMMON STOCK           Total Officers and Directors          501,000                19.2%
                       as a Group
===============================================================================================

AMY L. CLAYTON has been a practicing attorney in the areas of corporate and securities law for the past three years, prior to which she served as law clerk for the Supreme Court of the State of Utah. Ms. Clayton received her securities as compensation for professional services to the Company. She is not currently a
Director, nor does she anticipate serving in any managerial or other capacity for us other than providing legal and advisory services. However, her shares are not subject to any voting restrictions or agreements.

LouAnne Robertson is the wife of Floyd Robertson, but has no active involvement with the affairs of the Company.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

RUSSEL J. HEATON, President and Director. Mr. Heaton is married and lives in
Salt Lake City, Utah. He earned a BA degree in Political Science and Latin
American Studies from Brigham Young University; he took graduate studies in advanced management techniques from Notre Dame University. Mr. Heaton's business career has included owning his own marketing consulting and advertising firm, with major accounts; he has been station manager for one television station, and sales manager for another. He currently consults for a Public Television station in Orange County, California. He is also President of the VIP Group, Inc., a privately-held snack food manufacturing, packaging and distribution company. He will devote part time to the Company as needed. Mr. Heaton will devote from 20 to 35 hours per week to the business of the corporation during its development phase.

FLOYD ROBERTSON, Secretary-Treasurer and Director. Mr. Robertson received his education in business administration, management and accounting through night classes, correspondence courses and numerous company-sponsored management and marketing seminars. He also completed courses in real estate and was a licensed real estate agent, and completed a course in general contractor licensing. Mr.
Robertson was employed by Boise Cascade Corporation for many years in positions of production and sales management and was general manager of their corrugated container factory. He later served as Executive Vice President of a packaging machinery company. Currently, he is the Marketing Manager for an
Engineering/General Contracting Corporation which designs and builds industrial and commercial buildings both nationally and internationally. Mr. Robertson has committed to devote up to twenty-five hours per week, if needed, to the affairs of the corporation during its development.

ITEM 6.   EXECUTIVE COMPENSATION

To date, no remuneration has been paid to any officer. No remuneration will be received by the officers in the foreseeable future. We expect that once we have commenced business operations some sort of executive compensation plan will be implemented. Any such plan will be reasonable and appropriate based on such factors as industry norms for the type of company and responsibilities of the executives, and the financial condition of the Company.

We have not entered into any employment contract with any Officer or any other person. There are no options, warrants, or rights to subscribe for or purchase any shares of the company by the officers, directors, promoters, consultants, broker-dealers or others. As part of a compensation package that we may be offer in the future to officers, directors, employees, broker-dealers or consultants, additional shares of common or preferred stock, or options or warrants on the
Company's shares, may be made available or issued to such persons as compensation, incentives, bonuses or employee benefit plans. The Company has no present plans to implement any such compensation or incentive stock plan.

ITEM 7.    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since inception there have been no transactions between us and any related party, nor any transactions having a material effect on any related party.

ITEM 8.    DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

The company is authorized 24,000,000 shares of voting common stock, par value
$.001 per share, and 1,000,000 shares of preferred stock, par value $.001 per share.

None of the authorized preferred shares have been issued or are outstanding, nor have specific rights or provisions been established with respect to them.

To date, 2,609,500 shares of our common stock have been issued and are outstanding The shares carry one vote per share and have no pre-emptive rights, terms of conversion, sinking fund provisions, or liquidation rights, and cumulative voting for directors is denied. Once subscribed and paid, the shares are fully paid and non-assessable by the Issuer. The shares have rights to participate in dividends and other distributions if, as, and when declared by the Board of Directors. The rights of the shareholders may not be modified otherwise than by a vote of a majority or more of the shares outstanding, voting as a class.

                                     PART II

ITEM 1.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
          RELATED STOCKHOLDER MATTERS

The Company's shares have never traded, and there exists no public trading market for the shares, nor is one expected to develop. The Company has forty-one
(41) shareholders, including officers, directors and control persons. The company has never paid a dividend, nor does it intend to do so in the foreseeable future. There are no restrictions on the power of the Board of
Directors to declare and pay dividends.

No securities are currently being offered for sale, nor are there outstanding any options, rights, warrants to purchase, or securities convertible into, the common equity of the Registrant.

ITEM 2.   LEGAL PROCEEDINGS

There are no legal proceedings either pending or threatened.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
          FINANCIAL DISCLOSURE.
None.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES:

In April of 1999, relying on the exemption authority provided by section 4(2) of the Securities Act of 1933, as amended, we issued 1,109,500 shares of common stock to 37 accredited and non-accredited shareholders, including officers and directors, for cash. Also in April of 1999, we issued 1,500,000 shares to our attorney and to our business consultants in exchange for services to the Company in connection with our organization, business development, corporate governance, and registration under the Securities Exchange Act. The Company has not issued any other securities since its inception.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

No contract or arrangement has been made with respect to the insuring or indemnification of Officers and Directors other than the provisions of Article 6
Section 6.08 ("Indemnity") of the by-laws of the corporation.

                                    PART F/S

                            Randy Simpson C.P.A. P.C.
                            11775 South Nicklaus Road
                                Sandy, Utah 84092
                           Fax & Phone (801) 572-3009

                          Independent Auditors' Report

The Board of Directors and Sterling Electronic Commerce Co.:

I have audited the accompanying balance sheets of Sterling Electronic Commerce
Co.(a development stage company) as of December 31, 2000 and 1999 and the related statements of operations, stockholders' equity, and cash flows for the year ending December 31, 2000 and the period from inception (April 5, 1999 to
December 31, 1999. These financial statements are the responsibility of the
Company's management. My responsibility is to express an opinion on this financial statement based on my audits.

I conducted my audit in accordance with generally accepted auditing standards.
Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
I believe that my audits provide a reasonable basis for my opinion.

In my opinion, based on my audit, the financial statements referred to above fairly present, in all material respects, the financial position of Sterling
Electronic Commerce Co.(a development stage company) as of December 31, 2000 and
1999 and the results of its operations, shareholder's equity and its cash flows for the years ended December 31, 2000 and the period of inception (April 5,
1999) through December 31,1999, in conformity with generally accepted accounting principles.

                                                      /s/ Randy Simpson
                                                      --------------------------
                                                      RANDY SIMPSON, CPA
                                                      A Professional Corporation

February 27, 2001
Sandy, Utah

                        Sterling Electronic Commerce Co.
                          (A Development Stage Company)
                                 Balance Sheets

                                                              Dec. 31         Dec. 31
                                                                 2000            1999
                                                            ---------       ---------

      ASSETS

       Cash                                                 $      -       $       -

      Total Current Assets                                         -               -
                                                            ---------      ----------
      Total Assets                                          $      -       $       -
                                                            =========      ==========

      LIABILITIES & STOCKHOLDERS’ EQUITY (DEFICIT)

                                                            $      -        $      -
                                                            ---------       ---------
      Total Current Liabilities                                    -               -

Preferred  Stock, $.001 par value;
Authorized 1,000,000 shares with
no shares issued or outstanding                                    -               -

Common Stock, $.001 par value;
Authorized 24,000,000 shares,
2,609,500 shares issued and
outstanding as of December 31, and 1998                        2,610           2,610

           Paid in Capital                                     4,447           4,447

           Accumulated Deficit                                (7,057)         (7,057)
                                                            ---------       ---------
      Total Stockholders’ Equity (Deficit)                         -               -

      Total Liabilities and
      Stockholders’ Equity (Deficit)                        $      -        $      -
                                                            =========       =========

                 See Accompanying Notes to Financial Statements.

                        Sterling Electronic Commerce Co.
                             Statement of Operations
    For the period from inception (April 5, 1999) through December 31, 2000.

                                                       From Inception       From Inception
                                     Year Ended        (April 5, 1999)       (April 5, 1999)
                                  December 31, 2000    December 31, 2000    December 31, 2000
                                  -----------------    -----------------    -----------------

Revenues                             $          -         $          -         $          -

Expenses:
Consulting expenses                             -                 2,610                2,610
Professional fees                               -                 2,500                2,500
Registration fees                               -                 1,947                1,947

         Total Expenses                         -                 7,057                7,057

Net loss before income taxes                    -                (7,057)              (7,057)

         Income Taxes                           -                     -                    -
                                  -----------------  -------------------    -----------------
                  Net Loss $                    -          $     (7,057)       $      (7,057)
                                  =================  ===================    =================

Net Loss Per Common Share
(primary and fully dilutive)                    -          $     (0.003)       $      (0.003)
                                  =================  ===================    =================
Weighted Average Shares
Common Stock Outstanding                2,609,500             2,609,500            2,609,500
                                  =================  ===================    =================

               See Accompanying Notes to the Financial Statements.

                         Sterling Electronic Commerce Co
                             Statement of Cash flows
                    From Period of Inception (April 5, 1999)
                          to December 31, 2000 and 1999

                                                               Inception        Inception
                                                           (April 5, 1999)   (April 5, 1999)
                                         Year Ended              to                 To
                                        Dec. 31,2000        Dec. 31,1999      Dec. 31, 2000
                                       --------------      --------------     ---------------

Cash flows used in
operating Activities

                  Net loss              $         -          $   (7,057)        $     (7,057)

         Common stock issued                      -               6,947                6,947

                                        ------------        ------------        -------------
  Net cash used in
  operating activities  -                      (110)               (110)

Cash flows provided by
financing activities:
Proceeds from the issuance of
common stock      -                             110                 110
                                        ------------        ------------        -------------
Net cash provided byinancing activities                              -                   110                      110

Cash and cash equivalents
at beginning of period                            -                   -                    -
                                        ------------        ------------        -------------
Cash and cash equivalents
at end of period                        $         -         $         -         $          -
                                        ============        ============        =============

             See Accompanying Notes to the Financial Statements

                        Sterling Electronic Commerce Co.
                        Statement of Stockholders’ Equity
             From Inception (April 5, 1999) through December 31,2000

                                   Common         Common
                                    Stock          Stock        Paid in      Accumulated       Total
                                   Shares         Amount        Capital        Deficit         Equity
                                ------------   ------------  ------------  ---------------  ------------

Issuance of common
stock for cash                     59,500      $      60       $      50      $         -     $     110

Issuance of common
stock for services              2,550,000          2,550           4,397                -         6,947

Net loss from the
period of inception
to Dec. 31, 2000                        -              -               -           (7,057)       (7,057)

                              ----------------------------------------------------------------------------
Balances Dec.
31, 2000                        2,609,500      $   2,610       $   4,447       $   (7,057)            -
                              ============================================================================

               See Accompanying Notes to the Financial Statements

                        STERLING ELECTRONIC COMMERCE CO.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - Summary of Significant Accounting Policies

Organization and Business Operations - Sterling Electronic Commerce Co. (a
development stage company), the "Company," was incorporated in Nevada on April
5, 1999, to engage in the business of packaging and re-selling Internet access services to businesses and consumers. At December 31, 2000, the company is developing a modified business plan, but has no other significant business activity beyond organization and capitalization.

Financial Capacity - The Company's financial statements reflect no assets or liabilities. The Company has incurred various expenses in connection with its organization and planning activities, but is yet to realize any revenue from operations since inception and has no working capital. The company's ability to continue activities will require the capital of its shareholders or officers , to fund filing annual report fees with the State of Nevada. Any future operations will require the Company to raise additional capital.

Start-up Costs - In April 1998 the American Institute of Certified Public
Accountants issued Statement of Position ("SOP") 98-5, "Reporting on the Costs
of Start-Up Activities." This SOP requires that the costs of start-up activities, including organization costs, be expensed as incurred. The Company has followed this policy since its inception.

Use of Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Net Earnings (Loss) Per Share - Net earnings (loss) per share is presented under
Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS
128). Basic earnings (loss) per share are computed by using the weighted average number of common shares outstanding and excludes any dilutive effects of options, warrants and convertible securities.

Income Taxes - The Company accounts for income taxes under Financial Accounting
Standards Board Financial Accounting Statement No. 109, "Accounting for Income
Taxes." Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. Under Statement
109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. No deferred income tax benefit has been reflected in the balance sheet, as there is no assurance the Company can become profitable and utilize the tax loss carry forwards which are insignificant.

New Accounting Pronouncements - The Company has no operations, therefore the effect of new accounting pronouncements have no effect on the financial statements, other than the expensing of the organizational costs reflected above.

NOTE 2  - Stockholders' Equity

In April 1999, the Company issued 2,550,000 shares of its common stock for consulting and legal service, and 59,000 shares of common stock for cash in the amount of $6,947 and $110, respectively. The value of the shares issued for services represents fair value of the services performed.

Both transactions are exempt pursuant to Section 4(2) of the Securities Act of
1993, as amended.

                                    PART III

ITEM 1.           INDEX TO EXHIBITS

       Exhibit No.         Description

          3.(i)            Articles of Incorporation of the Company
         3.(ii)            By-laws of the Company

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of
1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      STERLING ELECTRONIC COMMERCE CO.

March 12, 2001                         By /s/ Russel Heaton
---------------------                  ----------------------------------
Date                                   President, Director